[COOLEY GODWARD LETTERHEAD]	ATTORNEYS AT LAW	Broomfield, CO 720 566-4000
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	NANCY H. WOJTAS	202 842-7800
(650) 843-5819
nwojtas@cooley.com
December 20, 2005
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 04-06
Washington, D.C. 20549
Attention: Eduardo Aleman, Esq.

Re:	Cardica, Inc. Registration Statement on Form S-1 (File No. 333-129497)
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (“Cardica” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 1 to the above-referenced registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on November 4, 2005. In addition, with the hard copy of this letter, which includes the redacted response to the Staff’s Comment 37, we are providing to you the supplemental information you requested in several of your comments. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.
Amendment No. 1 is being filed in response to your letter dated November 30, 2005, setting forth the Staff’s comments regarding the registration statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
Form S-1
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

The Company confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that the Company has included a price range for the public offering price in Amendment No. 1. The Company understands that the Staff will need sufficient time to process the amendment once the Company has included this information in the preliminary prospectus, and that the Staff may raise additional issues on areas not previously commented upon in response to the disclosure.

[COOLEY GODWARD LETTERHEAD]
Eduardo Aleman
December 20, 2005
Page Two

2.	Please provide supplemental support for the industry data attributed to the American Heart Association. Please tell us whether the AHA has consented to the use of its name in the registration statement.

A copy of the industry data attributed to the American Heart Association (the “AHA”) is provided supplementally herewith. The AHA has not consented to the use of its name in the Registration Statement; however, the AHA report is publicly available, without charge, and has not been prepared for or on behalf of the Company or for use in the Registration Statement.

3.	Disclose your relationship with Guidant Corporation, including the amount and percentage of your total net revenues attributable to Guidant in prior fiscal years, the termination of the agreements upon which those revenues were based, and the effect on future revenues.

The disclosure has been revised on page 2 in response to the Staff’s comment. The Company also included additional disclosure on page 19.
Our Solutions, page 6
4.	Please balance your disclosure relating to the potential for reducing operating room associated expenses with the fact that the automated anastomotic systems you offer are far more expensive than the current method of sutures.

The disclosure has been revised on pages 1 and 49 in response to the Staff’s comment.
Risk Factors, page 6
Our products may never gain any significant degree of market acceptance..., page 8
5.	Please expand this risk factor to highlight any significant limitations and technical difficulties you have encountered that have affected patency rates.

The disclosure has been revised on page 10 in response to the Staff’s comment.
We currently lack a significant source of product revenue..., page 16
6.	Revise this caption to clarify that your agreements with Guidant, which accounted for a majority of your past revenues, have been terminated. In the risk factor, explain why the agreements were terminated, quantify the total amount of revenues generated in the past from those agreements, and explain the effect termination will have on your future revenues.

The risk factor heading and disclosure has been revised on page 19 in response to the Staff’s comment.

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Eduardo Aleman
December 20, 2005
Page Three

Dilution, page 25
7.	Expand the disclosure to explain how the amounts would change if you assume all outstanding warrants and options were exercised.

The disclosure has been revised on page 30 in response to the Staff’s comment.
Management’s Discussion and Analysis, page 29
8.	Expand the fourth paragraph to explain in more detail why Guidant terminated the distribution and development and supply agreements. Disclose your intent with regard to future distribution of your products in Europe.

The disclosure has been revised on page 34 in response to the Staff’s comment. The Company has also added additional disclosure on page 19.
Results of Operations, page 32
Research and Development, pages 32 and 33
9.	We note your disclosure that the increase in research and development due to stock compensation and product development expenses for C-Port xA and X-Port programs was offset by decreases in expenses for the PAS-Port program. Please revise to disclose the underlying reasons for fluctuations in product development expenses for each of your programs.

The disclosure has been revised on page 38 in response to the Staff’s comment.

10.	Please further explain the significant decrease in research and development expenses in fiscal 2004 compared to 2003, including the reason for the decreases in depreciation and other expenses.

The disclosure has been revised on page 39 in response to the Staff’s comment.
Business, page 37
11.	Tell us the standard you used in characterizing your automated system as “highly reliable and consistent.”

The Company supplementally advises the Staff that FDA Quality System Regulation 21 CFR — Part 820, section 820.3 Design Controls, subsection (d) Design Output, governs the reliability and consistency requirements used by the Company. This regulation specifies that:
“Each manufacturer shall establish and maintain procedures for defining and documenting design output in terms that allow an adequate evaluation of conformance to design input requirements. Design output procedures shall contain or make reference to acceptance criteria and shall ensure that those

[COOLEY GODWARD LETTERHEAD]
Eduardo Aleman
December 20, 2005
Page Four

design outputs that are essential for proper functioning of the device are identified. Design output shall be documented, reviewed, and approved before release. The approval, including the date and signature of the individual(s) approving the output, shall be documented.”
The Company further supplementally advises the Staff that the Company maintains a rigorous design control system designed to ensure compliance with this regulation. Specifically, a product criteria and design specification defines the design outputs essential for proper functioning of each product. Risk analysis techniques including Failure Mode and Effects Analysis are used to establish reliability standards for these design outputs. Device functions that are identified as requiring high reliability are verified and/or validated to 99% reliability at 95% confidence interval. This standard for high reliability is consistent within the industry for devices with a comparable FDA classification.

12.	Please provide us with the independent study cited on page 39.

A copy of the independent study from MedTech that is cited on page 46 is provided supplementally herewith.
Our Solutions, page 40
13.	Please balance your disclosure to address any disadvantages of using staples made of stainless steel as opposed to competitors’ products made of different materials, such as nitinol.

The disclosure has been revised on pages 8, 9 and 48 in response to the Staff’s comment.
Our Products, page 42
14.	Please expand your disclosure to address the frequency of use of arterial grafts compared to vein grafts. Address any disadvantages to being designed for use only with vein grafts, and not arterial grafts.

The disclosure has been revised on pages 46 and 50 in response to the Staff’s comment. The Company has also expanded its risk factor disclosure on pages 8 and 9 in response to the Staff’s comment.

15.	Please revise your disclosure to address any risks and/or difficulties associated with removal of staples inserted with your system, as opposed to hand-sewn sutures.

The disclosure has been revised on pages 8 and 9 in response to the Staff’s comment. The Company also respectfully directs the Staff to the disclosure regarding the Company’s clinical trials on pages 56 through 59, where the Company discloses that patients who did not receive a successful C-Port or PAS-Port anastomosis were all successfully converted to hand-sewn anastomoses.

[COOLEY GODWARD LETTERHEAD]
Eduardo Aleman
December 20, 2005
Page Five

16.	Please tell us the sources of and provide support for, the industry data cited on page 44.

A copy of the industry data referenced on pages 53 and 54 is provided supplementally herewith. The Company also supplementally provides the staff herewith a copy of certain medical literature referenced in the Registration Statement.

17.	Revise your disclosure to expand on the reasons why it was necessary to convert anastomoses in 16 of the patients enrolled in the C-Port system pivotal trial to hand-sewn anastomoses.

The disclosure has been revised on page 56 in response to the Staff’s comment.

18.	Please tell us the MACE rates for patients with hand-sewn grafts.

The Company supplementally advises the Staff that MACE rates, defined as the incidence of death, myocardial infarction and target vessel revascularization, for hand-sewn grafts can be derived as a composite from the published medical literature, copies of which are provided herewith. Based on this literature data, the combined expected MACE rates in patients with hand-sewn anastomoses one to two years after coronary bypass surgery is approximately 11.5% to 12.5%.
Future Product Programs, page 43
19.	Please disclose any significant experiences where you have encountered leaks in the seals of the anastomosis performed with your C-Port system and any material consequences to patients of such leaks.

The Company supplementally advises the staff that it has not had any significant experiences with leaks in the seals of the anastomoses performed with the C-Port system.
International Clinical Studies, page 46
20.	Please expand your Worldwide Market Survey disclosure to describe how your data during the follow up period compares favorably to the reoccurrence rate of angina in patients with hand-sewn anastomoses.

The disclosure has been revised on page 59 in response to the Staff’s comment.
Sales and Marketing, page 49
21.	Discuss the loss of Guidant as a distributor of your products in Europe and the extent to which your agreements with Guidant, which have been terminated, contributed to your revenues in the past.

The disclosure has been revised on page 59 in response to the Staff’s comment.

[COOLEY GODWARD LETTERHEAD]
Eduardo Aleman
December 20, 2005
Page Six

Management, page 60
Scientific Advisors, page 61
22.	If the board serves a management role, please provide complete disclosure as required for other directors, such as the disclosure by Regulation S-K Item 401. Otherwise, relocate the disclosure about the board to an appropriate section of your prospectus other than the “Management” section. Also ensure that the extent of the board’s role is clear. For example, clarify:
•	How often they meet,

•	The extent of their obligations to you,

•	Your obligations to them,

•	Whether they have an equity interest, and

•	Whether they are the source of performance data regarding your product.
In response to the Staff’s comment, the disclosure has been deleted. The Company supplementally advises the Staff that the scientific advisors do not serve in a management role and do not operate as a “board”; rather, the Company consults with these advisors in a one-on-one fashion from time to time on an as-requested, informal basis. The Company does not have recurring or ongoing obligations to these advisors.
Certain Relationships ..., page 70
Loans to Executive Officers and Directors, page 71
23.	In the last paragraph on page 71, you refer to “the table above.” Revise to clarify what table you are referencing. The current disclosure is confusing.

The disclosure has been revised on page 85 in response to the Staff’s comment by deleting the reference to “the table above.”

24.	Explain what you mean when you say that “the shares purchased upon exercise secured the various loans and were valued in excess of the principal balances of the applicable loans,” and quantify the difference.

The disclosure has been revised on page 85 in response to the Staff’s comment.

25.	When you fill in the table with the “deemed compensation,” include a footnote stating what interest rates you apply.

The disclosure has been revised on page 85 in response to the Staff’s comment.

[COOLEY GODWARD LETTERHEAD]
Eduardo Aleman
December 20, 2005
Page Seven

Agreements with Allen & Company LLC, page 73
26.	Reconcile the amount of shares stated in the first paragraph with the amount beneficially owned by Allen & Company Incorporated in the table on page 74.

The disclosure has been revised on pages 86 and 88 in response to the Staff’s comment.
Transactions with a Relative..., page 73
27.	Expand to describe the services provided by Timothy Knodel, and clarify whether he continues to be paid as an independent contractor.

The disclosure has been revised on page 87 in response to the Staff’s comment.
Principal Stockholders, page 74
28.	The number of shares beneficially owned by Mr. Powers should be reflected in the table, not just the footnotes. Please revise accordingly.

The principal stockholders table and related footnotes have been revised on pages 88 and 89 in response to the Staff’s comment.

29.	It appears that notes (12) and (13) are misnumbered. Please revise or advise.

Upon filing of the Registration Statement, notes (12) and (13) were inadvertently misnumbered. The Company respectfully advises the Staff that, in connection with the appointment of an additional director, the Principal Stockholders table has been revised and two additional footnotes have been added; accordingly, old notes (12) and (13) are now correctly numbered as notes (13) and (14). The Company respectfully refers the Staff to page 89.
Financial Statements
Index to Financial Statements, page F-1
30.	Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

The Company respectfully advises the Staff that the financial statements in the Registration Statement have, in Amendment No. 1, been updated to include financial statements as of and for the period ending September 30, 2005. The Company supplementally advises the Staff that financial statements as of and for the period ending December 31, 2005 will be included in future amendments to the Registration Statement if and to the extent required by Rule 3-12 of Regulation S-X.

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Eduardo Aleman
December 20, 2005
Page Eight

Revenue Recognition, page F-12
31.	Please revise to clarify why shipment is the appropriate point to recognize product sales revenue and clarify whether there are any post shipment obligations, sales incentives or customer acceptance provisions and how these impact your revenue recognition practices. In addition, disclose your policy and tell us the basis for recognition of the development revenues discussed on page 18.

The disclosure has been revised on page F-14 in response to the Staff’s comment. The Company supplementally advises the Staff that there are no post-shipment obligations or customer acceptance clauses related to the Company’s product sales.
Note 7. Subordinated Convertible Note, page F-18
32.	We note your disclosure on page 33 that you recognized a $1.1 million charge in fiscal year 2004 for the early extinguishment of debt. Please revise to include disclosures in your audited financial statements of the underlying debt, your accounting for the extinguishment and the components of the expense recorded on your income statement.

The disclosure has been revised on page F-22 in response to the Staff’s comment.
Note 8. Stockholders’ (Deficit), page F-8
Convertible Preferred Stock, page F-18
33.	We see that certain stock options contain provisions whereby the holder can early exercise their options and that these shares are subject to repurchase by the company. Tell us how you considered Issue 23 of EITF 00-23 in determining your accounting for this provision. Clarify whether the repurchase price is at fair value. Discuss the factors you considered in determining whether you “expect” to repurchase the shares within six months after exercise or share issuance. Additionally, disclose whether the repurchase provision is at the option of the company or the employee and how this feature impacts your accounting.

The Company supplementally advises the Staff that the Company’s equity incentive plan provides for the repurchase of shares issued upon the early exercise of unvested stock options, with the repurchase to occur at the Company’s option at the original issuance price of the stock. Accordingly, any such early exercise is subject to the guidance in Issue 33b of EITF 00-23, i.e., the Company has a call option at the original exercise price. The early exercise of options is not considered to be a substantive exercise for accounting purposes; rather, the amount paid for the exercise of the option is considered a deposit or a prepayment of the exercise price that is recognized as a liability. The Company further respectfully advises the Staff that, while the provisions of the Company’s equity incentive plan allow the Company to repurchase vested shares (if an individual equity award contains such provision), the Company has not and does not expect to repurchase shares within six months after exercise or share issuance.

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Eduardo Aleman
December 20, 2005
Page Nine

34.	Refer to your disclosure that the weighted-average estimated fair value of options granted to employees at fair value during the year ended June 30, 2005 was $0.11 and that the weighted-average estimated fair value of options granted to employees at below fair value during the year ended June 30, 2005 was $0.84. We also note your disclosure that you determined that the fair value of your common stock increased from $0.95 to $2.50 during the year ended June 30, 2005. Please revise your disclosure to reconcile these statements.

The Company supplementally advises the Staff that the weighted-average estimated fair value of options granted to employees was calculated using the minimum-value method. Under the minimum-value method, options with an exercise price of $0.95 per share and a common stock value of $0.95 per share have a fair value of $0.11. The fair value of the options with an exercise price of $0.95 and a reassessed common stock value of $1.22 to $1.95 result in a weighted average fair value of $0.84 per share. Accordingly, the disclosure in the financial statements has been revised on page F-26 to clarify that the fair value was determined using the minimum value method.
Deferred stock-based compensation, page F-21
35.	Please note that we are deferring any evaluation of stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

The Company understands that the Staff will need to evaluate the stock compensation recognized now that the estimated offering range has been provided in the Registration Statement and that the Staff may have additional comments.

36.	Please revise to clarify how you determined the $2 million compensation charge related to the loans you made to three directors discussed on page 32.

The disclosure has been revised on page 36 in response to the Staff’s comment.

37.	Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the deemed fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Also, provide a similar schedule for issuances of common stock and warrants. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Discuss the nature of any events which occurred between the dates of grant or issuance and the date the registration statement was filed. In addition, provide the estimated pricing information and date this was discussed with underwriters and indicate whether this was considered in determining estimated fair value of the stock, options and warrants issued.

[CONFIDENTIAL TREATMENT REQUESTED]

[COOLEY GODWARD LETTERHEAD]
Eduardo Aleman
December 20, 2005
Page Ten

38.	From your disclosure on page F-14, we see that your valuation was retrospective. We believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in Management’s Discussion and Analysis:
•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

•	Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

•	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during twelve months prior to the date of the most recent balance sheet.

•	Disclose the valuation method used and the reasons why you selected that method.
The Company responds to the requests set forth by the Staff in accordance with the bullet points presented in the Staff’s comment as follows:
•	The disclosure has been revised on pages 35 and 36 to disclose the aggregate intrinsic value of the stock options granted since September 2004, which are the options the Company has evaluated in calculating its deferred stock-based compensation expense, based on the midpoint of the estimated IPO price range. The Company supplementally advises the Staff that the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range is approximately $9.6 million; however, because many of the Company’s outstanding options are excluded from the calculation of deferred stock-based compensation, the Company respectfully submits that disclosure of this amount would be confusing to investors.

•	In response to the Staff’s comment, the disclosure has been revised on pages 35 and 36 to include a discussion of the significant factors, assumptions and methodologies the Company used in determining fair value for options granted during the period since September 2004.

•	In response to the Staff’s comment, the disclosure has been revised on pages 35 and 36 to include a discussion of the significant factors contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

•	In response to the Staff’s comment, the valuation method used has been disclosed on page 36 and the Company has supplementally provided the reasons why it selected that method in the attached memorandum.
Note 12. Settlement of Stockholder Loans, page F-24
39.	Disclose the accounting treatment for the full payment of the promissory notes discussed in Note 12. In addition, clarify how the $3 value per share for the stock tendered was determined.

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Eduardo Aleman
December 20, 2005
Page Eleven

The Company supplementally advises the Staff that the Company reacquired shares of the Company’s common stock, valued at $9.00 per share (which was the fair value of the shares as determined by the Board of Directors as described in response to the Staff’s comment number 38, post reverse-split), in full repayment of the outstanding loans and interest due. The aggregate number of shares, determined by dividing the aggregate amount of the principal balance of the loans and the interest due from each officer or director by $9.00, was 66,228 (on a post-reverse split basis). These reacquired shares will be recorded as treasury stock in the quarter ending December 31, 2005, and the debt and accrued interest will be reduced to zero.
Exhibit 23.1
40.	Please include an updated and signed consent from your independent auditors with any amendment filed.

The Company will include an updated and signed consent from its independent auditors with any amendment filed, including Amendment No. 1.
Exhibits
41.	We may have further comments after our review of the confidential treatment request that you intend to file regarding several agreements.

The Company confirms its understanding that the Staff may have further comments after its review of the Company’s confidential treatment request, submitted as correspondence on December 6, 2005.
***
The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.
In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of the Company’s response to the Staff's Comment 37 (including the memorandum referenced therein) be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Cardica may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

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Eduardo Aleman
December 20, 2005
Page Twelve

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5819.
Sincerely,
/s/ Nancy H. Wojtas

Nancy H. Wojtas

cc:	Bernard Hausen, Cardica, Inc. (without enclosures)
Robert Newell, Cardica, Inc. (without enclosures)
Guy Molinari, Esq., Heller Ehrman LLP (without enclosures)

MEMORANDUM

TO:	Securities and Exchange Commission
FROM:	Robert Newell, Chief Financial Officer
DATE:	December 20, 2005
RE:	Valuation of Common Stock of Cardica, Inc.

[CONFIDENTIAL TREATMENT REQUESTED]